UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

 |_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q   |_| Form N-SAR

               For the Quarterly Period Ended September 30, 1996

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended: __________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________


PART I -- REGISTRANT INFORMATION
--------------------------------------------------------------------------------
Full Name of Registrant:           The Publishing Company of North America, Inc.

Former Name if Applicable:         Not applicable

Address of Principal Executive Office (Street and Number):
                                   577 Deltona Boulevard, 2nd Floor
City, State and Zip Code:          Deltona, Florida, 32725

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  |X|   (b) The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Information recently discovered by the Company is causing the Form 10-Q for the period ended June 30, 1996 to be re-stated. As a result, the Company could not complete all of the necessary adjustments in time for a filing on November 14 for the period ended September 30, 1996.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     James M. Koller, CFO          407-860-3000

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation from the corresponding period from the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Three matters significantly affected the Company's results of operations for the quarter ended September 30, 1996. First, the Company's revenues in the quarter were reduced approximately $680,000 by the slippage of shipment of four directories into the following quarter. Secondly, the Company recently revised its estimate of the allowance for bad debt; the revised estimate resulted in a charge to income in the most recent quarter of approximately $137,000. Thirdly, substantial recent growth in the Company's number of employees resulted in a significant increase in the Company's costs. Please reference attached Exhibit A which is hereby incorporated by reference as an integral part of this document. The Company may still make some adjustments from the numbers presented in Exhibit A; if so, such adjustments are not considered likely to be material.

--------------------------------------------------------------------------------

                 The Publishing Company of North America, Inc.
                  (Name of Registrant as Specified in Charter)

            has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.

     November 15, 1996                       /s/ James M. Koller
                                             -------------------
                                             Chief Financial Officer (Principal
                                             Financial and Accounting Officer)

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations. (See 18 U.S.C. 1001)